TESCO

082-03277


10016437

TESCO PLC
INTERIM RESULTS 2010/11

GLOBAL ECONOMIC RECOVERY DRIVING STRONGER GROWTH

26 weeks ended 28 August 2010	H1 2010/11	Growth vs. H1 2009/10
Group sales (inc. VAT)*	**£32,914m**	**8.3%**
Group revenue (ex. VAT)	**£29,755m**	**7.1%**
Group trading profit	**£1,692m**	**9.1%**
Underlying profit before tax	**£1,792m**	**14.1%**
Group profit before tax	**£1,596m**	**12.5%**
Underlying diluted earnings per share	**16.62p**	**12.3% ** **
Diluted earnings per share	**14.72p**	**13.8%**
Dividend per share	**4.37p**	**12.3%**

Terry Leahy, Chief Executive, comments:

"The global economic headwinds of the last two years are being replaced by the tailwinds of recovery in most of our markets and this is helping our International businesses to resume strong sales and profit momentum. Our important Asian markets in particular are emerging strongly from recession and we are now benefiting from the substantial investment we continued to commit to the region during the downturn.

In the UK, we have coped very well with subdued demand and modest levels of industry like-for-like growth, helped by excellent productivity, a pleasing performance from new stores and good growth from our Services businesses, particularly online and Tesco Bank. Economic recovery in the UK is slow and steady and I believe our investment in making the shopping trip even better for customers means that Tesco is well-placed to grow in this environment."

HIGHLIGHTS

- **8.3% increase in Group sales***to £32.9bn
- **9.1% growth in Group trading profit, including 30% growth in Asia**
- **14.1% rise in underlying profit before tax**
- **Underlying diluted EPS growth of 12.3%**; dividend per share growth of 12.3%**
- **Net debt to reduce to £7.0bn by year-end, ahead of plan;** £926m of debt repaid early
- **Market share gains and sharply improving like-for-like trends in International markets**
- **Fresh & Easy sales up 47%; planned to reach profitability during 2012/13**
- **Opened 2.7m sq ft of net new Group space;** 6.4m planned in H2, 73% outside the UK
- **Clubcard is increasing customer loyalty** – in the UK and Internationally
- **£1.2bn of property divestments at very attractive initial yields, below 5%**
- **We are on track to hit our 2010/11 carbon targets** - emissions reduced 8% in Q1
- **Plans to create 16,000 jobs this year**, including 9,000 in the UK

* Group sales (inc. VAT) exclude the accounting impact of IFRIC13 (Customer Loyalty Programmes).
** Underlying diluted EPS growth calculated on a constant tax rate basis.

SUMMARY OF GROUP RESULTS [1]

	Group £m	Group LY	Growth %	UK[2] £m	Asia £m	Europe £m	US £m	Tesco Bank £m
Sales (inc. VAT)[3]	32,914	30,397	8.3%	21,870	5,275	5,048	247	474
Growth %				5.9%	20.3%	5.8%	47.0%	12.9%
UK LFL (ex. Petrol)				1.2%				
Revenue (ex. VAT)	29,755	27,782	7.1%	19,739	4,911	4,387	244	474
Growth %				4.1%	20.3%	5.4%	47.0%	15.6%
Trading profit[4]	1,692	1,551	9.1%	1,218	228	212	(95)	129
Growth %				5.5%	30.3%	11.0%	(11.8)%	12.2%
Trading profit margin[3]	5.6%	5.5%	0.1%	6.1%	4.6%	4.8%	(38.9)%	27.2%
Growth %				0.1%	0.3%	0.2%	12.3%	(0.2)%
Profit arising on property-related items	261	235	11.1%					
Deduct: IAS adjustments	(206)	(184)						
Statutory/ operating profit	1,747	1,602	9.1%					
JVs and associates	13	22	(40.9)%					
Net finance costs	(164)	(205)	(20.0)%					
Statutory profit before tax	1,596	1,419	12.5%					
Add: IAS adjustments	196	152						
Underlying profit before tax[5]	1,792	1,571	14.1%					
Dividend per share (pence)	4.37	3.89	12.3%					

	Group	UK	Asia	Europe	US	Tesco Bank
Capital expenditure (£bn)	1.9	1.0	0.5	0.2	0.1	0.1
Gross space added (million sq.ft.)	3.0	0.6	1.1	1.1	0.2	n/a

	Group
Operating cashflow ex Tesco Bank (£bn)	2.3
IFRS pensions liability post-tax (£bn)	1.5
Net debt (£bn)	7.6

1 For UK, ROI and US, these results are for the 26 weeks ended 28 August 2010 and the previous year comparison is made with the 26 week period ended 29 August 2009. For all other International countries, these results are for the 182 days ended 29 August 2010 and the previous year comparison is made with the 183-day period ended 30 August 2009. For Tesco Bank, the results are for the 6 months ended 31 August 2010 and the previous year comparison is made with the 6-month period ended 31 August 2009. All growth rates are calculated at actual exchange rates unless otherwise stated. Statutory numbers include the impact of IFRIC 13 (Customer Loyalty Programmes). All other numbers are shown excluding IFRIC13, consistent with internal management reporting. More information can be found in Note 1 to the interim consolidated financial information.

2 The UK segment excludes Tesco Bank, which is reported separately in accordance with IFRS8 'Operating Segments'.

3 Excludes the accounting impact of IFRIC13 (Customer Loyalty Programmes). Trading margin also excludes the accounting impact of IFRIC13.

4 Trading profit excludes property profits and makes the same additional adjustments as our underlying profit measure, except for the impact of non-cash elements of IAS 32 and 39, and the interest element IAS19. More information can be found in Note 2 to the interim consolidated financial information.

5 Underlying profit excludes the impact of non-cash elements of IAS 19, 32, 39 and 17 (principally pension costs, the marking to market of financial instruments and the impact of annual uplifts in rents and rent-free periods), the amortisation charge on intangible assets arising on acquisition (Tesco Bank) and acquisition costs, and the non-cash impact of IFRIC13 (Customer Loyalty Programmes). It also excludes costs relating to restructuring (in USA and Japan), closure costs (Vin Plus) and the impairment of goodwill in Japan.

GROUP RESULTS

Group sales, including VAT, increased by 8.3% to £32.9bn. At constant exchange rates, sales increased by 6.4% (including petrol) and 5.5% (excluding petrol).

Group trading profit was £1,692m, up 9.1% on the first half last year and Group trading margin, at 5.6%, rose 10 basis points. Underlying profit before tax rose to £1,792m, an increase of 14.1%. On a statutory basis Group operating profit rose by 9.1% to £1,747m. Group profit before tax increased 12.5% to £1,596m. Underlying profit for the first half excludes restructuring costs relating to our activities in Japan and the United States, the closure of our Vin Plus store in France and a further £55m goodwill impairment for our business in Japan.

Second quarter sales performance. In all our regions we saw an improved trading performance in quarter two compared with quarter one. Group sales increased by 8.8%, driven by all parts of our strategy. Total International sales increased by 16.8% at actual exchange rates (10.9% at constant exchange rates) and total UK sales grew by 5.3%, including VAT and petrol.

The sales performance in Asia was encouraging, with 27.7% growth (12.4% at constant exchange rates), helped by stronger trends across the region, with particularly pleasing growth in Korea and Thailand. In Europe, sales grew by 5.8% (8.6% at constant exchange rates), with economies now generally in recovery. Ireland's sales turnaround continued and Poland performed well.

Overall International like-for-like sales growth was 4.1% in the second quarter (compared with flat in the first quarter) - with 5.0% growth in Asia and 3.1% growth in Europe. In the United States, sales were up 58.0% (44.9% at constant exchange rates), with strong like-for-like sales – at 12.2% - driven primarily by increased customer numbers.

The UK business performed solidly, growing faster than the industry as a whole. Whilst overall like-for-like sales growth including petrol was 2.4% in the quarter, higher fuel costs meant that customers have had to shift some of their spending to petrol at the expense of their normal shopping. This, combined with low food inflation – resulting from unusually high levels in the first half last year – constrained industry growth. Our own ex-petrol like-for-like sales growth of 1.3% was a similar rate of increase to the first quarter. Although customers in the UK face some uncertainties, we continue to see evidence of a steady consumer recovery.

	Second Quarter Sales Growth			
	Actual rates		Constant rates	
	Inc. Petrol	Ex. Petrol	Inc. Petrol	Ex. Petrol
Group	**8.8%**	**6.8%**	**5.3%**	**4.8%**
International	**16.8%**	**17.3%**	**10.9%**	**11.4%**
Asia	27.7%	27.7%	12.4%	12.4%
Europe	5.8%	6.4%	8.6%	9.2%
United States	58.0%	58.0%	44.9%	44.9%
UK*	**5.3%**	**4.4%**	**5.3%**	**4.4%**
Tesco Bank	**9.1%**	**9.1%**	**9.1%**	**9.1%**

* The UK segment excludes Tesco Bank, which is reported separately in accordance with IFRS8 'Operating Segments'.

Cash Flow and Balance Sheet. Net debt reduced to £7.6bn during the first half and, helped by seasonally strong cash generation in the second half, we plan to deliver net debt of £7.0bn (excluding the effect of currency fluctuations) by the year-end. During the half, we repaid £926m of our debt early – utilising cash that was earning little interest to buy back higher interest-bearing corporate bonds – and repaid £548m of maturing bonds. The strength of our property-backed balance sheet was again demonstrated through the completion of further profitable, market-leading sale and leaseback transactions in recent months.

Group capital expenditure in the first half was £1.9bn (last year £1.6bn). This level of spend delivered 2.8% growth in Group selling space as part of a planned 9.6% increase in the year as a whole. For the full year we still plan to invest around £3.5bn in capital expenditure.

Excluding Tesco Bank, cash flow from operating activities totalled £2.2bn.

Finance costs and tax. Net finance costs, after net IFRS benefits of £5m*, reduced to £164m (£205m last year). Total Group tax has been charged at an effective rate of 25.5% (last year 27.5%). This reduction was largely due to a change in the rate of UK corporation tax, higher property profits and a lower Japan impairment than last year. We expect the tax rate for 2010/11 as a whole to be approximately 25.5%.

Dividend. Underlying diluted earnings per share increased to 16.62 pence in the first half, an increase of 14.8% (12.3% on a constant tax rate basis). The Board has approved an interim dividend of 4.37p per share, which represents an increase of 12.3% on last year and which is in line with the growth in underlying diluted earnings per share at a constant tax rate. The interim dividend will be paid on 24 December 2010 to shareholders on the Register of Members at the close of business on 15 October 2010.

Property. We are continuing to release value created through the long-term development of our property portfolio. In the first half we completed deals with total proceeds of £1.2bn; for the full year we expect to divest a similar amount to last year. Profits from property related items in the first half were £261m.

The strong demand for these assets and the good yields achieved demonstrate the strong underlying value of our property and the strength of the Tesco covenant. Initial yields for stores have improved to under 5% in recent transactions, reflecting firming asset values across our freehold asset portfolio.

Our store property mix remains strong – over 70% of our property is freehold – supported by substantial new capital investment in freehold assets each year.

Pension. Our award-winning, defined-benefit, career-average pension scheme is an important part of our competitive benefits package, which helps us recruit and retain the best people.

As at August 2010, under the IAS19 methodology of pension liability valuation, the scheme had a deficit on a post-tax basis of £1.46bn (£1.33bn at year end). This change is due to market conditions which meant that our assets have not risen as fast as our liabilities, which we are required under IAS19 to value based on corporate bond yields. The last actuarial valuation of the scheme's assets and liabilities showed a small and manageable deficit.

Return On Capital Employed (ROCE). Whilst our returns on investment are already strong by industry standards, driving increased returns is a high priority, particularly as the Group benefits from a combination of economic recovery, the successful integration of recent large acquisitions – in Korea and with Tesco Bank – and the growing scale and maturity of our International businesses.

Having raised ROCE from 10.2% in 2002/3 to 12.6% in 2005/6, we committed in April 2006 to increase ROCE a further 200 basis points to 14.6%. We renewed this commitment at our Preliminary Results in April 2010 and the performance of the business in the first half, together with the broader economic trends we are seeing, give us confidence that ROCE will show an improvement this year. We will provide an update on this next April.

* £18m benefit from IAS 32 and IAS 39 (fair value of derivatives) partially offset by £13m as a result of IAS 19 (Pensions).

UPDATE ON STRATEGY

We have continued to make good progress with our strategy for growth, and having weathered the challenging economic conditions of the recession well, we are now well-placed to resume a faster rate of growth as the global economic recovery strengthens. The strategy has five elements:

- be an international retailer
- maintain a strong core UK business
- be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

INTERNATIONAL

Our performance in International has been very encouraging in the first half. In the majority of our markets the economic background has shown steady and in some cases – particularly in Asia – sharp improvement over the last few months. Some of the markets hardest hit in the downturn – notably Hungary and the western United States – have been slower to recover, although signs of improvement are now emerging. Japan remains a difficult retail environment.

Our businesses have made good progress, benefiting from the improving economic and consumer background but also making strong market share gains in their local markets and this is clear from the overall growth in International like-for-like sales. These trends strengthened in the course of the first half, with higher second quarter like-for-like growth compared with the first quarter in all our regions.

	International LFL Growth					
	Q3 09/10	Q4 09/10	**H2 09/10**	Q1 10/11	Q2 10/11	**H1 10/11**
Asia	(1.8)%	2.3%	**0.3%**	(1.8)%	5.0%	**1.4%**
Europe	(6.4)%	(2.3)%	**(4.3)%**	1.3%	3.1%	**2.2%**
United States	3.0%	10.7%	**6.9%**	7.5%	12.2%	**9.6%**
Total International	(4.3)%	0.0%	**(2.1)%**	(0.0)%	4.1%	**2.0%**

With each of our local management teams finding ways to lower costs and deliver great value for customers to help them cope with the demands of recession over the last two years, our businesses are now well-geared into recovery, which is why we are also now seeing strong profit growth in most of our established markets.

Supplementing this, our International businesses are also increasingly leveraging the scale and skill of the Tesco Group, with more international sourcing, more integrated buying of goods-not-for-resale, Discount Brands in seven markets, F&F clothing now selling well in ten countries, Clubcard in nine countries with more than twenty million Clubcard holders outside the UK - and the Tesco Operating Model sharing our global best practice to the benefit of all our businesses. These synergies are becoming substantial, particularly in Europe.

Now that our International markets are recovering we have resumed a faster pace of new space opening. In 2009/10 we opened 4.8m square feet of net new space and in 2010/11 we will open 6.9m square feet, of which some 4.7m square feet will open during the second half.

Asia

	Asia Results		
	Actual rates		Constant rates
	£m	% growth	% growth
Asia sales (inc. VAT)	£5,275m	20.3%	7.6%
Asia trading profit	£228m	30.3%	12.6%
Trading margin	4.6%	0.3%	0.3%

We have delivered an excellent performance in Asia; growing sales and profits well – driven by improving like-for-like sales growth, a good performance from new stores and further benefits from our acquisition in Korea in 2008. As economies in Asia recover, we are seeing improving sales trends in all our businesses except Japan, where economic conditions remain subdued, with overall like-for-like sales in Asia up 1.4% in the first half, including 5.0% like-for-like growth in the second quarter. Profits in Asia grew by 30% with margins strengthening significantly.

Our Asian markets offer a substantial long-term opportunity and will be a key focus for our future international expansion. We have continued to invest through the downturn to ensure that we are in an even stronger position as economic recovery continues. This year we plan to open 3.7m square feet of new selling area (excluding shopping malls). We have also continued to make good progress towards developing strong brands in our most developed Asian markets with further expansion of Clubcard and our retailing services businesses.

- In **Korea**, Homeplus delivered an outstanding performance with total sales growth – all of which was organic – of 23.3% (3.2% on a like-for-like basis) and profits up 50.9%. The performance of the stores acquired in 2008 continues to converge with our core business, both in terms of sales density and profitability. We opened four new hypermarkets, plus 23 Express stores in the first half. We now have a total of 16 franchised Express stores trading and they are showing promising early results. Our online business made excellent progress with sales growth of 72% (in local currency). Work on our new training academy for Asia – which will be located in Muii Island, Incheon – is well advanced and this important facility will open in summer 2011.
- Tesco Lotus in **Thailand** has delivered another excellent performance - in a challenging environment of continued political uncertainty, particularly during the curfew period in the first quarter - with solid sales and strong profit growth. The business experienced significant disruption during the period of unrest in April and May but with improving consumer confidence and strong underlying economic recovery since, the performance of our stores has strengthened markedly – particularly in fresh foods and non-food. Customers have responded enthusiastically to the launch of Clubcard in 2009 – with 5.5 million customers signed up so far.
- In **China** the retail environment is improving, helped by rising consumer confidence. We are pushing ahead with our plans for rapid expansion, focusing on the large second and third tier cities in the coastal provinces. Our investments in equipping the business for faster growth meant that it made a small overall loss in the first half, although we expect it to be profitable in the seasonally important second half. Our first three 'Lifespace' shopping centre developments in Fushun, Qingdao and Qinhuangdao have generally opened well – with high occupancy and good tenant mix. The Tesco hypermarkets within these malls are already among our top stores by sales. We will open 17 new hypermarkets during the second half, as will our next three malls – in Anshan, Ying Kou and Fuzhou.
- The economy in **Malaysia** is starting to recover from the sharp contraction in 2009 and although very competitive trading conditions persist, we delivered very good sales and profit growth. This was driven by continued substantial investment for customers in lower prices, promotions and Clubcard – which now has approaching three million customers signed up. With an improving – although uncertain - economic background, we are accelerating our rate of organic growth – which will see our selling area grow by over 20% this year - and the three new stores we opened in the first half are trading strongly.
- In **Japan**, falling supermarket industry sales are providing a challenging background for our operations and the business continued to make modest losses. Overall sales reduced, driven by weak like-for-like growth and the closure of a number of underperforming stores. The re-

branding of the business to Tesco has continued, with 11 stores converted and 12 new units opened in the first half, which are doing well. The opening of a central fresh kitchen in August, producing pre-prepared products including sushi and sashimi, will result in an improvement in quality levels for customers and allow significant reductions in store costs.

- Our early plans in **India** are continuing to progress well. Our local management team is helping our franchise partner, Trent, to develop its Star Bazaar hypermarket operation. Cumulative like-for-like sales growth since Tesco became involved is approaching 75%. Trent recently reaffirmed their expansion plans for 50 more Star Bazaar stores in the next 3-4 years.

Europe

	Europe Results		
	Actual rates		Constant rates
	£m	% growth	% growth
Europe sales (inc. VAT)	£5,048m	5.8%	5.7%
Europe trading profit	£212m	11.0%	12.0%
Trading margin	4.8%	0.2%	0.2%

Our performance in Europe improved sharply in the first half, helped by recovering economies but also by the excellent performance of our local businesses, which have adjusted well to the demands of difficult and competitive market conditions.

Our strong market share performance across all our key countries reflects this, as we benefit from our improving competitiveness and robust store opening plans. We have invested for customers through lower prices, sharper promotions and Clubcard - and the resumption of stronger sales growth has driven an improvement in profitability.

Sales growth varied across the region but all markets, except Ireland, saw an improving like-for-like trend during the course of the first half, with a good contribution also coming from new space. Ireland's growth moderated during the second quarter, largely reflecting the shape of last year's sales performance. With the economic outlook improving we are stepping up the rate of opening, as planned, with a programme to add 2.9m square feet of new space across the region in 2010/11 – most of it coming in the second half.

In addition to opening new stores, the remodelling and conversion of some of our older hypermarkets to the Extra format has been very well-received by customers. Very strong double-digit sales improvements have been achieved in the first four stores – at Petrzalka in Slovakia, Fogarasi in Hungary, Czestchowa in Poland and Pilzen in Czech Republic - despite the persistence of subdued market demand across Europe as consumers continue to limit discretionary spending. These refits are delivering very strong uplifts in fresh food categories, health & beauty, clothing and electricals.

- In **Ireland**, our business has delivered a successful turnaround. The fundamental changes we made last year to cope with the effects of the unprecedented economic contraction have been very successful; we have resumed growth and increased market share. Customers are responding positively to our improved pricing and range and significant uplifts in volumes have now more than offset the impact of sharply lower prices, resulting in positive like-for-like sales growth and a solid profit performance.

- In **Poland**, we have made excellent progress – and it is now our second largest European market – in terms of both sales and profit. The resilience of the Polish economy has helped but our business has also performed well; achieving solid like-for-like sales growth despite unseasonal weather during the first half and the effects on trade of the air crash tragedy which killed the country's president. Our smaller formats remain strong drivers of our overall growth - delivering like-for-like growth of 10%. We are also resuming a stronger opening programme – with 0.4m square feet of new selling space planned in the second half. The launch of Clubcard last year continues to be very well-received.

- Our strong business in **Hungary** has again performed well in a difficult market – with a resilient sales performance despite weak demand, helping our overall market share grow by 1.7% points over the last 12 months, consolidating our market leadership. Profits fell in the

first half but with sales trending better as we exited the period, we expect profits to resume growth from the second half onwards. We opened seven new hypermarkets and five Express stores in the first half, with a stronger opening programme planned for the remainder of the year. We are continuing to execute our strategy of cutting costs and investing in lower prices - and we recently launched Clubcard in Hungary with almost a million customers signed up in the first five weeks.

- In **Slovakia**, the economic recovery – helped by the strength of the recovery in Germany – has gathered pace in the first half, with very strong growth in industrial output. This improved environment, combined with the substantial investments in lowering prices we made last year to combat the effect of rapidly rising cross-border leakage of trade outside the country, have restored double-digit growth to our business. It has been particularly encouraging to see non-food categories return to growth but we have also seen excellent growth in fresh foods. Clubcard, which was launched last Autumn, has also proved very popular.

- In the **Czech Republic** our performance has been strong – with good sales and profit growth, driven by a marked improvement during the second quarter. Like-for-like sales grew 2.9% in quarter two compared with a fall of 2.0% in quarter one. We opened two hypermarkets, two Express stores and four 1k stores in the first half – and the performance of our smaller formats has continued to be strong. We have grown market share to 9.1% (vs 8.2% last year). The performance of our large city centre stores has also improved helped by the post-refit performance of our My Narodni department store.
- In **Turkey**, although we slowed our rate of expansion as planned in light of economic conditions last year, our sales from new space were strong, helping us to grow overall sales during the first half. With the economy showing early signs of recovery we are resuming a faster rate of expansion this year – with seven new hypermarkets, six Express and one 1k store opened by the half-year. Turkey remains an important strategic long-term opportunity for us as a large, growing and relatively under-developed retail market.

United States

	US Results		
	Actual rates		Constant rates
	£m	% growth	% growth
US sales (inc. VAT)	£247m	47.0%	42.9%
US trading profit / (loss)	£(95)m	(11.8)%	(8.2)%

Whilst economic recovery in the western United States has been slow to take hold, Fresh & Easy has nevertheless made good progress, with c.10% like-for-like sales growth and significant improvements in store operating ratios during the first half. Sales per store are rising steadily towards the levels we require and losses per store are reducing. These trends, combined with benefits of the growing scale of the store network around our Riverside distribution centre and manufacturing campus, give us confidence that the components of a profitable business model are now coming together.

With these key elements moving in the right direction, we plan to accelerate the store opening programme next year and expect the business to break into profitability during 2012/13. At this point we will be close to capacity at our distribution centre which can accommodate around 400 stores. Thereafter, the high operational leverage in the business is expected to provide the platform for strong profit growth.

We have acquired the local campus operations of our two largest suppliers – Wild Rocket Foods and Two Sisters – which are being integrated with our existing manufacturing facilities in Riverside. This will soon lower our end to end costs and service levels have already improved. First half losses at Fresh & Easy rose as a result of these acquisitions and also from additional rental costs incurred on unopened stores. Full year losses have plateaued, although we do not expect this year's losses to be materially different to last year.

Customer enthusiasm for our range, particularly the fresh food prepared in the Fresh & Easy kitchen, our competitive pricing, our neighbourhood locations and our environmental credentials, is strong and still growing, as is awareness of the Fresh & Easy brand, driven by our successful recent media campaigns. We are continuing to learn - adapting and improving our offer in response to customer feedback - but we know our format has strong consumer appeal.

In a few locations the scale of the residential and commercial property crash has been so severe that we are about to mothball 13 stores; six in Nevada, six in Arizona and one in inland California. The expected population growth in these neighbourhoods has simply not materialised and we'll re-open these stores when the housing and employment markets pick up.

We expect to open 19 new stores in the second half of the year with a continued focus on areas where the local economy has been less severely hit and where we are seeing substantially stronger sales performance. Thereafter, we plan to increase the pace of store openings, helped by the strong pipeline of new sites we already have in place.

UK

	UK Results	
	£m	% growth
UK sales (inc. VAT)	£21,870m	5.9%
UK trading profit	£1,218m	5.5%*
Trading margin	6.1%	0.1%

* 8.6% growth before rental and depreciation effects of sale and leaseback transactions

Our UK business delivered another solid performance during a period of unusually subdued industry growth, linked to a combination of low food price inflation and the impact of high petrol prices on discretionary spending in stores. Despite low levels of industry like-for-like growth, Tesco grew sales faster than the market as a whole and achieved a pleasing improvement in profitability, helped by excellent productivity, a stronger sales mix and a strong performance from new stores.

Excluding petrol and adjusting for VAT, like-for-like sales were 0.3% in the first half, comprising 0.1% growth in the first quarter and 0.4% growth in the second. Combined with a strong contribution of 3.0% from net new space, total sales (excluding petrol and adjusted for VAT) grew by 3.3% in the first half.

We have remaining focused – as always - on customers. Our strategy is to earn their loyalty by helping them to spend less – through low prices, good promotions and an increased investment in Clubcard – and as a result we have continued to outperform the industry on sales whilst delivering a robust profit performance. We have also continued to invest in improving the other key elements of the shopping trip for customers – in availability, service, range and quality.

- **Availability** has improved again – as measured by our grocery dotcom in-store picking - and reached 97.5% at the end of the first half, helped by better promotions forecasting and how we react to weather changes. Customer satisfaction with our availability is also at its highest ever level.
- We're using technology to improve **Service** – 10 million customers a week are now choosing our self-service checkouts. Our trials of Scan-as-you-shop, which uses hand-held technology, have gone well and we plan to introduce this to many more stores from next year.
- We have maintained our emphasis on investing in **Quality,** spanning accelerated new product development, improved merchandising in fresh areas, more specialists in stores and the re-training of our counter staff across our business. These initiatives have improved product quality and appeal and we have seen an improvement in customer perception of fresh food as a result.

Tesco enjoys the highest level of customer loyalty among the major supermarkets – as measured by the percentage of customers who do more than half their shopping with one retailer – and, whilst loyalty has been declining across the industry as a whole, in contrast Tesco has maintained its high level during the first half, widening the gap with its key competitors. A key reason for this is Clubcard – and the value it delivers for customers, alongside the other improvements we have made to the shopping trip.

Our investment in improving our offer for customers, including the increased cost of Clubcard Double Points, is supported by our **Step-change** productivity programme which is now in its 14th year. Step-change is constantly identifying projects to improve the way we do things – in our stores, distribution centres and offices. The aim is to make everything we do 'better for customers, simpler for staff and cheaper for Tesco' and in some cases, projects are known as far as five years ahead of expected completion. This year we are on track to complete a global programme that will deliver savings of £800m – including savings of some £550m in the UK – investing most of these savings back into our offer for customers.

Through the experience and expertise of our property teams we have developed over a number of years a good pipeline of new space opportunities. As a result we have the opportunity to unwind some of the work-in-progress which we have built up on the UK balance sheet and this is beginning in the current financial year. We will be investing £1.6bn of capital in the UK economy this year, as planned, and will create thousands of jobs including for the long-term unemployed through our regeneration partnerships.

NON-FOOD

Despite a challenging environment for discretionary spending across all our markets – particularly in Central Europe - our general merchandise business has continued to grow. We have seen some strong key category and market share performances which have helped compensate for the effects of weak demand. Overall Group non-food sales rose 4.8% during the first half to £6.5bn (last year £6.2bn).

In the UK, non-food sales grew by 2.5% to £4.4bn, with a stable like-for-like performance in the first half overall, reflecting slower market growth during the second quarter, particularly in the important electrical and entertainment categories. Toys, sports, cookware and soft furnishings grew well in the first half. General merchandise sales growth has also been affected by a smaller component of extension selling space in this year's new space programme, with extensions providing just 10% of new space.

In clothing in the UK, we grew ahead of the market with a particularly strong performance in menswear and in childrenswear, helped by another excellent Back to School season, led by our market-leading £3.75 school uniform. In Europe, clothing sales increased by 12% and we are now market leader in both Hungary and the Czech Republic. Building on the success of the F&F brand we have now introduced our F&F Blue and F&F Basics sub-brands in Europe and we opened our first standalone clothing store in Prague last week.

RETAILING SERVICES

Following the announcement in July 2008 of our intention to take full ownership of Tesco Bank, we set a target to grow the profitability of the services businesses from a little under £400m in 2007/8 to £1bn. So far this year we have made good further progress in attracting new customers and growing sales and profits while at the same time continuing to invest – particularly in infrastructure - to equip the business for further growth. Total Retailing Services sales were £1.9bn, up 13.8% on last year and trading profits were £262m, up 10.3%.

Tesco Bank

	Tesco Bank Results	
	£m	% growth
Tesco Bank revenue	£474m	12.9%
Tesco Bank trading profit	£129m	12.2%
Tesco Bank trading margin	27.2%	(0.2)%

Tesco Bank has delivered another good performance. Revenue growth, particularly interest receivable, was strong and bad debt levels have continued to fall, despite double-digit growth in our personal loan balances. Bad debts have remained below the industry average. We have absorbed further additional costs as the migration of the business onto its own infrastructure has begun – including the costs of staffing our support centres in Newcastle and Glasgow which will shortly become operational - and we continue to build up the team as we prepare the business for

faster growth. We have seen a strong increase in customer numbers and excellent growth in customer retention rates, particularly on insurance products.

- **Commercial performance.** We grew the number of customer accounts by more than 200,000 in the first half - to a total of 6.5m across all products. We have achieved good customer growth in our banking products, including 11% growth in personal loan customer numbers and accelerated growth in our credit card customer base, driven by a strong marketing campaign at the end of the period. In insurance we saw renewed growth in policy numbers in a very competitive market, with increases in motor, home, pet and life products. Our 130 in-store travel bureaux saw an increase in transactions of 19% and the number of ATMs in our network grew to over 2,900, with 7% growth in transactions.

- **Profit.** Gross profit grew 11.7% to £401m with a good performance in banking being partly offset by lower income from insurance, as a result of a continuing adverse industry trend in motor injury claims. Income also benefited from a credit relating to the partial release of the fair value provision created on acquisition; this release was stable year-on-year. Trading profit was up 12.2% to £129m. Profit before tax was £102m, up 92.5% – with the primary driver being a sharp fall in non-cash amortisation of intangibles arising on acquisition. This profit performance was achieved after an increase in operating costs as the business prepares for expansion. We achieved a 19% decrease in bad debts on loans and credit cards to £74m.

- **Capital and liquidity.** The Tier 1 capital ratio at the end of the first half was 13.57%. The funding and liquidity position of the business remained robust throughout the period with customer deposits in excess of customer lending with sufficient liquid assets to meet regulatory requirements comfortably. Loans and advances to customers increased by £362m (8.8%), reflecting our competitive product offering on credit cards and loans. Savings also grew by 8.6% during the period. The overall result is net short-term wholesale cash and investment grade assets held for liquidity of £1.5bn.

- **Development of insurance and banking platforms.** The migration onto our new systems platforms has begun as planned. In September 2009 we entered into an agreement with Fortis (UK) Ltd to help us build the operational platform and technical expertise required to develop further our insurance business – and we will start to write new business on this completed platform in the next few weeks. The first product to be launched on our new banking platform – a fixed rate savings bond –goes live this month. Customers for our existing savings and loans products will be migrated onto the new platform early next year.

- **New product development.** Subject to regulatory approval we now anticipate launching mortgages in the first half of next year, with current accounts to follow in the second half of 2011/12.

An income statement and balance sheet for Tesco Bank is available in the Investor Centre section of our corporate website – (www.tesco.com/corporate - Presentations and results – Analyst packs).

tesco.com

Our dotcom business delivered a good performance, with growth in customer numbers and spend, plus continued successful development of our online non-food offer and promising progress in our fledgling international operations. The business achieved a 16.1% increase in sales to £1.2bn. Profits in the grocery operations grew 9.1% although overall dotcom profits were stable at £58m as the business absorbed the combined start-up costs of the online clothing and entertainment businesses and modest losses in Tesco Direct.

The number of customers in our online grocery business has grown by 10%, to 1.2 million, helped by increased satisfaction with the service – and basket size has increased to reach £100 for the first time. Service levels are continuing to improve – with availability up again and with fewer calls to the service centre. Important innovations for customers were introduced in the first half – an upgraded website, a transactional iPhone app and trials of a 'Click & Collect' service for groceries at our Baldock Extra.

Tesco Direct extends the reach of our non-food offer to customers via the internet and catalogues. Customers can choose to have goods delivered to their home or they can pick them up at one of our 258 in-store Direct desks. Tesco Direct had a good first half, growing sales by 27.8% to an annualised level approaching £500m.

Our **Telecoms** business continues to make good progress. Tesco Mobile has grown to almost 2.3 million customers with particularly encouraging growth in Pay Monthly for which we already have over 160,000 subscribers, growing at around 25,000 per month. Customers have been attracted to our great value packages including a market-leading tariff at just £6 per month. An important factor in the growth of our Pay Monthly business has been the success of our Phone Shops, which offer an assisted sale with specialist staff. At the half year we had 143 phone shops and we plan to open 50 more in the second half. We've also recently launched a great value international calling card.

dunnhumby

In its 20th year, dunnhumby is again performing very strongly – with good sales growth, driven by existing products – particularly its manufacturer practice business - and by its expansion into new geographic markets. Significant new clients include Casino International and Metro Canada. Profits growth was also very strong in the period. dunnhumby became a wholly–owned Group subsidiary during the first half when the remaining interest in the business was acquired.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Caring for the environment

We are on track to meet our 2010/11 carbon targets – we reduced emissions from our baseline portfolio of buildings by 8% in our first quarter, on a like-for-like basis, and achieved a 32% reduction in emissions from new stores and distribution centres compared to 2006/7. We are rolling out climate friendly 'natural' refrigeration systems and investing significantly in renewable energy generation and other low-carbon technologies.

We have written to 450 major suppliers to seek their collaboration on our commitment to reduce the emissions of the products we sell by 30% by 2020 and are receiving an encouraging response already.

This month, the Tesco Magazine contains a bespoke booklet on greener living for our customers. We have also launched our Home Efficiency Service, through which we sell solar panels to customers. In Thailand, we have launched a 'Green Bag, Green Point' campaign to encourage customers to reuse their shopping bags and reduce plastic bag use.

Actively supporting local communities

Our UK Community Fairs are an opportunity for our customers to volunteer for local charities and good causes, and to meet our local suppliers. We have organised 100 Community Fairs this summer, which have helped customers get more involved in their communities, with charities and local groups signing up volunteers, and very positive feedback from customers.

We already have over 350 Community Champions across the Group and are expanding our programme this year, to include 125 more Champions in the UK. In Thailand our staff have contributed 860,000 hours so far to their local communities as part of our "1 million hours" initiative.

We have provided disaster relief in a number of markets in recent months, in response to flooding in Hungary, the Czech Republic and Slovakia and we have undertaken staff and customer fund raising for flood victims in southwest China. We also made a £20,000 donation through our partnership with the British Red Cross to flood victims in Pakistan and have made it possible for customers to donate through Clubcard.

Buying and selling products responsibly

We are working hard to tackle irresponsible and unhealthy drinking in the UK. We have welcomed the new Government's commitment to act on below cost selling of alcohol and are currently in discussions about how this could work in practice. We continue to stand ready to support any future discussions on a minimum price.

In March, we conducted the annual survey of our supply base through an online questionnaire across all markets. 3,887 suppliers (54%) of our invited global supply base took part in the survey. We achieved particularly strong scores in Japan and the US.

In recent months we have undertaken an extensive range of initiatives to support local suppliers across our markets. We recently held seven regional meetings for current and future local suppliers in Poland. Our buying and technical teams met with approximately 350 suppliers, offering them advice on working with Tesco. We are building on these meetings by developing a Tesco Academy for Suppliers, which will take place in October. We have also run a Regional Buying event in Hungary, attracting over 70 companies.

Giving customers healthy choices

In Thailand, we have joined forces with the Thai Ministry of Tourism & Sports to launch our 2010 Get Healthy with Tesco Lotus initiative. This year we aim to get four million Thai customers and staff involved. To achieve this, we have recruited Health Ambassadors, who will encourage young people to get active and we are running a nationwide aerobics competition.

In the UK, more than 19,500 staff signed up for Race for Life and Run 10k, helping Cancer Research UK to raise money for the fight against cancer.

Creating good jobs and careers

We are dedicated to creating good jobs wherever we are and are on track to create 16,000 new jobs this year, including 9,000 in the UK. We also offer a wide range of competitive benefits.

This financial year, we will open six Regeneration Partnerships and create at least 600 jobs for people who have been long-term unemployed in the UK.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
	Mark George	01992 644800
Press:	Trevor Datson	01992 644645
	Angus Maitland -Maitland	020 7379 5151

This document is available via the internet at www.tesco.com/investorcentre

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB. Access will be by invitation only. Presentations from the meeting will be available at www.tesco.com/investorcentre

An interview with Sir Terry Leahy discussing the Interim Results is available now to download in video, audio and transcript form at www.tesco.com/corporate.

ADDITIONAL DISCLOSURES:

Risks and Uncertainties

As with any business, risk assessment and the implementation of mitigating actions and controls are vital to successfully achieving the Group's strategy. The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. The principal risks and uncertainties faced by the Group include;

- Business and financial strategy, including Group Treasury
- Operational threats and performance risk in the business
- Competition and consolidation
- People capabilities
- Reputation
- Environmental and climate change
- Product safety and health and safety
- Ethical risks in the supply chain
- Fraud and compliance
- Property
- Non-food
- IT systems and infrastructure
- Regulatory, political and economic environment, activism and terrorism
- Pensions
- Funding and liquidity, interest rate and foreign currency risk management
- Credit risk, Tesco Bank and insurance

Greater detail on these risks and uncertainties can be found in our 2010 Annual Report.

Statement of Directors' Responsibilities

The Directors confirm that to the best of their knowledge this interim consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the 2010 Annual Report, apart from those arising from the adoption of new International Financial Reporting Standards and Interpretations (see basis of preparation in the interim consolidated financial information). In preparing the interim consolidated financial information, the Directors have also made reasonable and prudent judgements and estimates and prepared the interim consolidated financial information on the going concern basis. The interim consolidated financial information and management report contained herein give a true and fair view of the assets, liabilities, financial position and profit of the Group. The Directors of Tesco PLC as at the date of this announcement are as set out below.

The Board

Directors
David Reid* - Chairman

Sir Terry Leahy - Chief Executive

Richard Brasher
Andrew Higginson
Laurie McIlwee
David Potts
Stuart Chambers*
Karen Cook*
Ken Hydon*
Philip Clarke
Tim Mason
Lucy Neville-Rolfe CMG
Gareth Bullock*
Patrick Cescau* - Senior Non-executive Director
Ken Hanna*
Jacqueline Tammenoms Bakker*

* Non-executive Directors

Company Secretary
Jonathan Lloyd

TESCO PLC
GROUP INCOME STATEMENT
26 weeks ended 28 August 2010

	Notes	28 August 2010 £m	29 August 2009 £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**29,755**	**27,782**	**7%**
Cost of sales		(27,485)	(25,734)	
Gross profit		**2,270**	**2,048**	**11%**
Administrative expenses		(784)	(681)	
Profit arising on property-related items		261	235	
Operating profit	2	**1,747**	**1,602**	**9%**
Share of post-tax profits of joint ventures and associates		13	22	
Finance income		98	88	
Finance costs		(262)	(293)	
Profit before tax		**1,596**	**1,419**	**12%**
Taxation	3	(407)	(390)	
Profit for the period		**1,189**	**1,029**	**16%**
Attributable to:				
Owners of the parent		1,184	1,027	
Non-controlling interests		5	2	
		1,189	**1,029**	**16%**
Earnings per share				
Basic	5	14.78p	12.97p	14%
Diluted	5	14.72p	12.93p	14%
Dividend per share (including proposed interim dividend)	4	4.37p	3.89p	12%

Non-GAAP measure: underlying profit before tax	1	**£m**	**£m**	
Profit before tax		1,596	1,419	12%
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements		(18)	(53)	
IAS 19 Non-cash Income Statement charge for pensions		85	20	
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods		20	18	
IFRS 3 Intangible assets amortisation and costs arising from acquisitions		21	62	
IFRIC 13 'Customer Loyalty Programmes' – fair value of awards		4	8	
IAS 36 Impairment of goodwill arising on acquisitions		55	82	
Restructuring costs		29	15	
Underlying profit before tax		**1,792**	**1,571**	**14%**
Underlying diluted earnings per share	5	16.62p	14.48p	15%

The notes on pages 23 to 34 form part of this interim consolidated financial information.

TESCO PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
26 weeks ended 28 August 2010

	Notes	28 August 2010 £m	29 August 2009 £m
Foreign currency translation differences		(497)	51
Actuarial loss on defined benefit pension schemes	7	(60)	(432)
Gains/(losses) on cash flow hedges:			
- Net fair value gains/(losses)		37	(181)
- Reclassified and reported in the Group Income Statement		7	(50)
Tax relating to components of other comprehensive income		64	125
Total other comprehensive income for the period		**(449)**	**(487)**
Profit for the period		1,189	1,029
Total comprehensive income for the period		**740**	**542**
Attributable to:			
Owners of the parent		739	539
Non-controlling interests		1	3
		740	542

The notes on pages 23 to 34 form part of this interim consolidated financial information.

TESCO PLC
GROUP BALANCE SHEET
As at 28 August 2010

	Notes	28 August 2010 £m	27 February 2010 £m	29 August 2009 Restated* £m
Non-current assets				
Goodwill and other intangible assets	6	4,223	4,177	3,915
Property, plant and equipment	6	24,251	24,203	23,664
Investment property	6	1,750	1,731	1,603
Investments in joint ventures and associates		147	152	78
Other investments		992	863	259
Loans and advances to customers		2,012	1,844	1,792
Derivative financial instruments		1,360	1,250	1,055
Deferred tax assets		47	38	65
		34,782	34,258	32,431
Current assets				
Inventories		2,941	2,729	2,586
Trade and other receivables		2,105	1,888	1,941
Loans and advances to customers		2,462	2,268	2,005
Loans and advances to banks and other financial assets		263	144	1,301
Derivative financial instruments		102	224	376
Current tax assets		4	6	10
Short-term investments		1,178	1,314	916
Cash and cash equivalents		1,977	2,819	1,955
		11,032	11,392	11,090
Non-current assets classified as held for sale		52	373	388
		11,084	11,765	11,478
Current liabilities				
Trade and other payables		(9,780)	(9,442)	(8,845)
Financial liabilities				
- Borrowings		(1,665)	(1,529)	(2,235)
- Derivative financial instruments and other liabilities		(222)	(146)	(277)
Customer deposits		(4,731)	(4,357)	(4,425)
Deposits by banks		(50)	(30)	-
Current tax liabilities		(476)	(472)	(515)
Provisions		(11)	(39)	(9)
		(16,935)	(16,015)	(16,306)
Net current liabilities		(5,851)	(4,250)	(4,828)
Non-current liabilities				
Financial liabilities				
- Borrowings		(10,510)	(11,744)	(11,359)
- Derivative financial instruments and other liabilities		(639)	(776)	(492)
Post-employment benefit obligations	7	(1,986)	(1,840)	(1,946)
Deferred tax liabilities		(808)	(795)	(656)
Provisions		(184)	(172)	(198)
		(14,127)	(15,327)	(14,651)
Net assets		**14,804**	**14,681**	**12,952**

* See Note 1 Basis of preparation

TESCO PLC
GROUP BALANCE SHEET (continued)
As at 28 August 2010

	Notes	28 August 2010 £m	27 February 2010 £m	29 August 2009 Restated* £m
Equity				
Share capital		401	399	397
Share premium		4,845	4,801	4,673
Other reserves		40	40	40
Retained earnings		9,440	9,356	7,786
Equity attributable to owners of the parent		14,726	14,596	12,896
Non-controlling interests		78	85	56
Total equity		**14,804**	**14,681**	**12,952**

The notes on pages 23 to 34 form part of this interim consolidated financial information.

* See Note 1 Basis of preparation

TESCO PLC

GROUP STATEMENT OF CHANGES IN EQUITY

26 weeks ended 28 August 2010

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 27 February 2010	**399**	**4,801**	**40**	**9,356**	**14,596**	**85**	**14,681**
Total comprehensive income	**-**	**-**	**-**	**739**	**739**	**1**	**740**
Transactions with owners							
Purchase of treasury shares	-	-	-	(43)	(43)	-	(43)
Share-based payments	-	-	-	112	112	-	112
Issue of shares	2	44	-	-	46	-	46
Purchase of non-controlling interests	-	-	-	6	6	(6)	-
Dividends paid to non-controlling interests	-	-	-	-	-	(2)	(2)
Dividends authorised in the period	-	-	-	(730)	(730)	-	(730)
Total transactions with owners	**2**	**44**	**-**	**(655)**	**(609)**	**(8)**	**(617)**
At 28 August 2010	**401**	**4,845**	**40**	**9,440**	**14,726**	**78**	**14,804**

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 28 February 2009 (restated*)	**395**	**4,638**	**40**	**7,776**	**12,849**	**57**	**12,906**
Total comprehensive income	**-**	**-**	**-**	**539**	**539**	**3**	**542**
Transactions with owners							
Purchase of treasury shares	-	-	-	(10)	(10)	-	(10)
Share-based payments	-	-	-	123	123	-	123
Issue of shares	2	35	-	(2)	35	-	35
Purchase of non-controlling interests	-	-	-	20	20	(4)	16
Dividends authorised in the period	-	-	-	(660)	(660)	-	(660)
Total transactions with owners	**2**	**35**	**-**	**(529)**	**(492)**	**(4)**	**(496)**
At 29 August 2009 (restated*)	**397**	**4,673**	**40**	**7,786**	**12,896**	**56**	**12,952**

* See Note 1 Basis of preparation

The notes on pages 23 to 34 form part of this interim consolidated financial information.

TESCO PLC
GROUP CASH FLOW STATEMENT
26 weeks ended 28 August 2010

	Notes	28 August 2010 £m	29 August 2009 £m
Cash flows from operating activities			
Cash generated from operations	8	2,260	2,244
Interest paid		(246)	(236)
Corporation tax paid		(319)	(159)
Net cash from operating activities		**1,695**	**1,849**
Cash flows from investing activities			
(Acquisition of subsidiaries)/net reimbursement from acquisitions, net of cash acquired		(86)	15
Proceeds from sale of property, plant and equipment		1,239	765
Purchase of property, plant and equipment and investment property		(1,818)	(1,576)
Proceeds from sale of intangible assets		1	2
Purchase of intangible assets		(170)	(74)
Decrease/(increase) in loans to joint ventures		3	(35)
Investments in joint ventures and associates		(16)	(6)
Investments in short-term and other investments		(1,644)	(916)
Proceeds from sale of short-term and other investments		1,651	1,233
Dividends received		34	10
Interest received		82	11
Net cash used in investing activities		**(724)**	**(571)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		46	35
Increase in borrowings		805	1,142
Repayment of borrowings		(1,849)	(3,294)
Repayment of obligations under finance leases		(20)	(21)
Dividends paid to equity holders	4	(730)	(660)
Dividends paid to non-controlling interests		(2)	-
Own shares purchased		(24)	(10)
Net cash used in financing activities		**(1,774)**	**(2,808)**
Net decrease in cash and cash equivalents		**(803)**	**(1,530)**
Cash and cash equivalents at beginning of the period		**2,819**	**3,509**
Effect of foreign exchange rate changes		(39)	(24)
Cash and cash equivalents at the end of the period		**1,977**	**1,955**

The notes on pages 23 to 34 form part of this interim consolidated financial information.

Reconciliation of net cash flow to movement in net debt
26 weeks ended 28 August 2010

	Notes	28 August 2010 £m	29 August 2009 £m
Net decrease in cash and cash equivalents		(803)	(1,530)
Investment in Tesco Bank		(149)	-
Elimination of net increase in Tesco Bank cash and cash equivalents		(5)	29
Net cash inflow from debt and lease financing		1,064	2,173
Increase in short-term investments		(136)	(317)
(Increase)/decrease in joint venture loan receivables		(11)	35
Debt acquired on acquisition		(6)	-
Other non-cash movements		348	(287)
Decrease in net debt for the period		302	103
Opening net debt		(7,929)	(9,600)
Closing net debt	9	**(7,627)**	**(9,497)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement but forms part of the interim consolidated financial information.

The notes on pages 23 to 34 form part of this interim consolidated financial information.

The interim consolidated financial information for the 26 weeks ended 28 August 2010 was approved by the Directors on 4 October 2010.

NOTE 1 Basis of preparation

This interim consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2010 except for those described below. The interim consolidated financial information has been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Annual Report and Financial Statements 2010.

This interim consolidated financial information is not audited and does not constitute statutory financial statements as defined in section 434 of the Companies Act 2006. The Annual Report and Financial Statements for the 52 weeks ended 27 February 2010 were approved by the Board of Directors on 5 May 2010 and have been filed with the Registrar of Companies. The report of the auditors on those financial statements was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

Adoption of new International Financial Reporting Standards

The Group has adopted the following new and amended standards and interpretations as of 28 February 2010:

IFRS 3 (Revised) 'Business Combinations' is effective for periods beginning on or after 1 July 2009. The amended standard continues to apply the acquisition method to business combinations, but with certain significant changes. All payments to purchase a business will be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through the income statement. Goodwill and non-controlling interests may be calculated on a gross or net basis. All transaction costs will be expensed.

IAS 27 (Revised) 'Consolidated and Separate Financial Statements' is effective for periods beginning on or after 1 July 2009. The standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. It will no longer result in goodwill or gains and losses. The revised standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value and a gain or loss is recognised in the income statement.

The following standards, amendments and interpretations became effective for the first time for the financial year beginning 28 February 2010 but either have no material impact or are not applicable to the Group:

- Amendments to IAS 39 'Financial Instruments: Recognition and Measurement' in respect of eligible hedged items. Effective from periods commencing on or after 1 July 2009, it provides clarification on identifying inflation as a hedged risk or portion and hedging with options.
- IFRIC 17 'Distributions of Non-cash Assets to Owners' (effective from periods commencing on or after 1 July 2009) provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.
- IFRIC 18 'Transfers of Assets from Customers' (effective from periods commencing on or after 1 July 2009) concludes that when an item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the accordance with IAS 18 'Revenue'.

NOTE 1 Basis of preparation (continued)

Sale and repurchase agreement (Tesco Bank)

Consistent with the Group's Annual Report and Financial Statements 2010, the Treasury Bills and related Medium Term Notes previously recognised have been restated in the August 2009 Group Balance Sheet. The effect of the restatement on the Group Balance Sheet as at 29 August 2009 is a reduction in loans and advances to banks and other financial assets of £501m, with a related reduction in current borrowings. The effect also resulted in a restatement of £87m within the movements in working capital of Tesco Bank as set out in Note 8 below.

Business combinations

Under IFRS 3 (Revised) 'Business Combinations', any adjustments to the provisional fair values allocated within twelve months of an acquisition date are calculated as if the fair value at the acquisition date had been recognised from that date. As a result, goodwill relating to the acquisitions of Tesco Bank (acquired on 19 December 2008) has been restated in the August 2009 Group Balance Sheet consistent with the Group's Annual Report and Financial Statements 2010. The net impact of the restatement is an increase in goodwill of £35m, increase in deferred tax assets of £28m, increase in non-current provisions of £99m and a decrease in retained earnings of £36m.

Use of non-GAAP profit measures

Underlying profit

The Directors believe that underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profits before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and when practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Group Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Group Income Statement and Group Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects can make the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities. Therefore, within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-employment benefits.

NOTE 1 Basis of preparation (continued)

Use of non-GAAP profit measures (continued)

- IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Group Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its international business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this straight-line treatment in the 26 weeks ended 28 August 2010 was a charge of £20m (2010 - £18m) to the Group Income Statement after deducting the impact of this straight-line treatment recognised as rental income within share of post-tax profits of joint ventures and associates.
- IFRS 3 (Revised) 'Business Combinations' – Intangible assets amortisation and costs arising from acquisitions – under IFRS 3 intangible assets are separately identified and fair valued. The intangible assets are required to be amortised on a straight-line basis over their useful economic lives and as such is a non-cash charge that does not reflect the underlying performance of the business acquired. Similarly, the standard requires all acquisition costs to be expensed in the income statement. Due to their nature, these costs have been excluded from underlying profit as they do not reflect the underlying performance of the Group.
- IFRIC 13 'Customer Loyalty Programmes' – This interpretation requires the fair value of customer loyalty awards to be measured as a separate component of a sales transaction. The underlying profit measure removes this fair value allocation to present underlying business performance, and to reflect the performance of the operating segments as measured by management.
- IAS 36 Impairment of goodwill arising on acquisitions – In the 26 weeks ended 28 August 2010, the carrying value of goodwill relating to Japan was not fully recoverable, resulting in an impairment charge of £55m (2009 - £82m), and as such is a non-cash charge that does not reflect the underlying performance of the business. The recoverable amount for Japan was based on value-in-use, calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board.
- Restructuring costs – These relate to certain costs associated with the Group's restructuring activities and have been excluded from underlying profit as they do not reflect the Group's underlying performance. In the 26 weeks ended 28 August 2010 the Group incurred £29m (2009 - £15m) relating to restructuring activities.

NOTE 2 Segmental reporting

IFRS 8 requires operating segments to be determined based on the Group's internal reporting to the Chief Operating Decision Maker ("CODM"). The CODM has been determined to be the Executive Committee of the Board of Directors as they are primarily responsible for the allocation of resources to segments and the assessment of performance of the segments.

The CODM uses trading profit, as reviewed at monthly Executive Committee meetings as the key measure of the segments' results as it reflects the segments' underlying trading performance for the period under evaluation. Trading profit is a consistent measure within the Group.

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each segment before goodwill impairment, restructuring charges, profit arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods, intangible assets amortisation charges and costs arising from acquisitions, adjustments to fair value of customer loyalty awards and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

Inter-segment turnover between the operating segments is not material.

The segment results for the 26 weeks ended 28 August 2010, for the period ended 29 August 2009 and the reconciliation of the segment measures to the respective statutory items included in the interim consolidated financial information are as follows:

26 weeks ended 28 August 2010

Continuing operations	UK	Asia	ROE	US	Tesco Bank	Total at constant exchange	Foreign exchange	Total at actual exchange
	At constant exchange rates							
	£m	£m	£m	£m	£m	£m	£m	£m
Sales inc. VAT (excluding IFRIC 13)	21,869	4,720	5,045	240	474	32,348	566	32,914
Revenue (excluding IFRIC 13)	20,038	4,400	4,395	236	474	29,543	536	30,079
Effect of IFRIC 13	(299)	(11)	(13)	-	-	(323)	(1)	(324)
Revenue	19,739	4,389	4,382	236	474	29,220	535	29,755
Trading profit/(loss)	1,219	197	214	(92)	129	1,667	25	1,692
Trading margin *	6.1%	4.5%	4.9%	(39.0)%	27.2%	5.6%	-	5.6%

	UK	Asia	ROE	US	Tesco Bank	Total at actual exchange
	At actual exchange rates					
	£m	£m	£m	£m	£m	£m
Sales inc. VAT (excluding IFRIC 13)	21,870	5,275	5,048	247	474	32,914
Revenue (excluding IFRIC 13)	20,038	4,924	4,399	244	474	30,079
Effect of IFRIC 13	(299)	(13)	(12)	-	-	(324)
Revenue	19,739	4,911	4,387	244	474	29,755
Trading profit/(loss)	1,218	228	212	(95)	129	1,692
Trading margin *	6.1%	4.6%	4.8%	(38.9)%	27.2%	5.6%

NOTE 2 Segmental reporting (continued)

	26 weeks ended 29 August 2009							
	At constant exchange rates							
Continuing operations	UK	Asia	ROE	US	Tesco Bank	Total at constant exchange	Foreign exchange	Total at actual exchange
	£m	£m	£m	£m	£m	£m	£m	£m
Sales inc. VAT (excluding IFRIC 13)	20,651	4,025	4,774	133	420	30,003	394	30,397
Revenue (excluding IFRIC 13)	19,172	3,760	4,169	131	420	27,652	369	28,021
Effect of IFRIC 13	(209)	(11)	(8)	-	(10)	(238)	(1)	(239)
Revenue	18,963	3,749	4,161	131	410	27,414	368	27,782
Trading profit/(loss)	1,155	173	187	(67)	115	1,563	(12)	1,551
Trading margin*	6.0%	4.6%	4.5%	(51.1)%	27.4%	5.7%	-	5.5%

	At actual exchange rates					
	UK	Asia	ROE	US	Tesco Bank	Total at actual exchange
	£m	£m	£m	£m	£m	£m
Sales inc. VAT (excluding IFRIC 13)	20,651	4,385	4,773	168	420	30,397
Revenue (excluding IFRIC 13)	19,172	4,093	4,170	166	420	28,021
Effect of IFRIC 13	(209)	(12)	(8)	-	(10)	(239)
Revenue	18,963	4,081	4,162	166	410	27,782
Trading profit/(loss)	1,155	175	191	(85)	115	1,551
Trading margin*	6.0%	4.3%	4.6%	(51.2%)	27.4%	5.5%

* Trading margin is based on revenue excluding IFRIC 13.

The Group's activities are, to some extent, subject to seasonal fluctuations. Tesco generally experiences an increase in sales in the fourth quarter of the year due to holiday periods. Sales are also influenced by seasonal weather conditions which can contribute towards higher sales in the summer months.

Reconciliation of trading profit to profit before tax

	26 weeks ended 28 August 2010 £m	26 weeks ended 29 August 2009 £m
Trading profit	**1,692**	**1,551**
Adjustments:		
Profit arising on property-related items	261	235
IAS 19 Non-cash Income Statement charge for pensions	(72)	6
IAS 17 'Leases' - impact of annual uplifts in rent and rent-free periods	(25)	(23)
IFRS 3 'Business Combinations' - intangible assets amortisation and costs arising from acquisitions	(21)	(62)
IFRIC 13 'Customer Loyalty Programmes' - fair value of awards	(4)	(8)
IAS 36 Impairment of goodwill arising from acquisitions	(55)	(82)
Restructuring costs	(29)	(15)
Operating profit	**1,747**	**1,602**
Share of post-tax profit of joint ventures and associates	13	22
Finance income	98	88
Finance costs	(262)	(293)
Profit before tax	1,596	1,419
Taxation	(407)	(390)
Profit for the period	**1,189**	**1,029**

NOTE 3 Taxation

	26 weeks ended 28 August 2010 £m	26 weeks ended 29 August 2009 £m
UK	336	330
Overseas	71	60
	407	**390**

A number of changes to the UK Corporation tax system were announced in the June 2010 Budget Statement. The Finance (No2) Act 2010 included legislation to reduce the main rate of corporation tax from 28% to 27% from 1 April 2011. The proposed reduction from 28% to 27% was substantively enacted at the balance sheet date.

The tax charge in the income statement is based on management's best estimate of the full year effective tax rate based on expected full year profits to 26 February 2011. The full year effective tax rate includes the impact to the income statement of calculating UK deferred tax balances at the reduced UK tax rate of 27%. The impact of this rate change on the interim income statement is a reduction in the half year tax charge of £21m.

Further reductions to the main rate are proposed to reduce the rate by 1% per annum to 24% by 1 April 2014. These further changes had not been substantively enacted at the balance sheet date and, therefore, are not included in this financial information.

NOTE 4 Dividends

	26 weeks ended 28 August 2010		26 weeks ended 29 August 2009	
	Pence/ share	**£m**	**Pence/ share**	**£m**
Amounts recognised as distributions to owners in the period:				
Final dividend for the prior financial year	9.16	730	8.39	660
Proposed interim dividend for the current financial year	4.37	351	3.89	309

The proposed interim dividend was approved by the Board on 4 October 2010 but has not been included as a liability as at 28 August 2010, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the period, adjusted for the effects of potentially dilutive options.

The dilution effect is calculated on the full exercise of all potentially dilutive ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

All operations are continuing for the periods presented.

	26 weeks ended 28 August 2010			26 weeks ended 29 August 2009		
	Basic	**Potentially dilutive share options**	**Diluted**	**Basic**	**Potentially dilutive share options**	**Diluted**
Profit (£m)	1,184	-	1,184	1,027	-	1,027
Weighted average number of shares (millions)	8,009	34	8,043	7,917	27	7,944
Earnings per share (pence)	**14.78**	**(0.06)**	**14.72**	**12.97**	**(0.04)**	**12.93**

There have been no transactions involving ordinary shares between the reporting date and the date of approval of this interim consolidated financial information which would significantly change the earnings per share calculations shown above.

Reconciliation of non-GAAP underlying diluted earnings per share

	26 weeks ended 28 August 2010		26 weeks ended 29 August 2009	
	£m	**pence/ share**	**£m**	**pence/ share**
Profit				
Earnings from operations	1,184	14.72	1,027	12.93
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - fair value remeasurements	(18)	(0.22)	(53)	(0.67)
IAS 19 Non-cash Income Statement charge for pensions	85	1.06	20	0.25
IAS17 'Leases' – impact of annual uplifts in rent and rent-free periods	20	0.25	18	0.23
IFRS 3 Intangible assets amortisation and costs arising from acquisitions	21	0.25	62	0.78
IFRIC 13 'Customer Loyalty Programmes' – fair value of awards	4	0.05	8	0.10
IAS 36 Impairment of goodwill arising on acquisitions	55	0.68	82	1.03
Restructuring costs	29	0.36	15	0.19
Tax effect of adjustments at the effective rate of tax (2010 – 25.1% 2009 – 26.7%)	(43)	(0.53)	(29)	(0.36)
Underlying earnings from operations	**1,337**	16.62	**1,150**	14.48

The effective tax rate of 25.1% (2009: 26.7%) excludes certain permanent differences on which tax relief is not available.

NOTE 5 Earnings per share and diluted earnings per share (continued)

Underlying diluted earnings per share reconciliation

	26 weeks ended 28 August 2010		26 weeks ended 29 August 2009	
	%	£m	%	£m
Underlying profit before tax		1,792		1,571
Effective tax rate	25.1%	(450)	26.7%	(419)
Non-controlling interests		(5)		(2)
Total		1,337		1,150
Underlying diluted earnings per share (pence)		**16.62p**		**14.48p**

NOTE 6 Capital expenditure

In the 26 weeks ended 28 August 2010 there were additions to property, plant and equipment, investment property and other intangible assets of £1,947m (last interim period £1,638m). There were disposals of property, plant and equipment, investment property and other intangible assets of £676m (last interim period £350m). Commitments for capital expenditure contracted for, but not provided, at 28 August 2010 were £1,892m (last interim period £1,440m).

NOTE 7 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements covering funded defined contribution and both funded and unfunded defined benefit schemes. The most significant of these are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations as at 31 March 2008 and updated by Tower Watson Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 28 August 2010. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below.

	28 August 2010 %	27 February 2010 %	29 August 2009 %
Discount rate	5.4	5.9	5.5
Price inflation	3.1	3.6	3.2
Rate of increase in salaries	3.1	3.6	3.3
Rate of increase in pensions in payment*	2.9	3.4	3.0
Rate of increase in deferred pensions*	2.9	3.6	3.1
Rate of increase in career average benefits	3.1	3.6	3.2

*In excess of any Guaranteed Minimum Pension (GMP) element.

NOTE 7 Post-employment benefits (continued)

Movement in the deficit during the period

The movement in the deficit during the period was as follows:

	26 weeks ended 28 August 2010 £m	52 weeks ended 27 February 2010 £m	26 weeks ended 29 August 2009 £m
Deficit in schemes at the beginning of the period	**(1,840)**	**(1,494)**	**(1,494)**
Current service cost	(270)	(391)	(182)
Other finance cost	(13)	(48)	(26)
Contributions by employer	198	415	188
Foreign currency translation differences	(1)	(2)	-
Actuarial loss	(60)	(320)	(432)
Deficit in schemes at the end of the period	**(1,986)**	**(1,840)**	**(1,946)**

NOTE 8 Reconciliation of profit before tax to net cash generated from operations

	26 weeks ended 28 August 2010 £m	26 weeks ended 29 August 2009 Restated* £m
Profit before tax	1,596	1,419
Net finance costs	164	205
Share of post-tax profits of joint ventures and associates	(13)	(22)
Operating profit	1,747	1,602
Depreciation and amortisation	702	720
Profit arising on property-related items	(261)	(235)
Profit arising on sale of non property-related items	1	-
Impairment of goodwill	55	82
Adjustment for non-cash element of pension charges	72	(6)
Share-based payments	112	123
(Increase)/decrease in inventories	(270)	99
Increase in trade and other receivables	(126)	(96)
Increase in trade and other payables	283	140
Tesco Bank increase in loans and advances to customers	(362)	(408)
Tesco Bank (increase)/decrease in loans and advances to banks, other financial assets and trade and other receivables	(158)	208
Tesco Bank increase in customer and bank deposits, trade and other payables and other financial liabilities including borrowings	465	15
Increase in working capital	(168)	(42)
Cash generated from operations	**2,260**	**2,244**

* See Note 1 Basis of preparation

NOTE 9 Analysis of changes in net debt

	At 28 February 2010*	Tesco Bank At 28 February 2010	Cash flow	Business combinations	Other non-cash movements	Elimination of Tesco Bank	At 28 August 2010*
	£m	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	2,615	204	(803)	-	(39)	(209)	1,768
Short-term investments	1,314	-	(136)	-	-	-	1,178
Joint venture loan and other receivables	320	-	(10)	-	(1)	(8)	301
Derivative financial instruments and other financial assets	1,472	2	(262)	-	408	(7)	1,613
Cash and receivables	**5,721**	**206**	**(1,211)**	**-**	**368**	**(224)**	**4,860**
Bank and other borrowings	(1,228)	(256)	86	-	(209)	256	(1,351)
Finance lease payables	(45)	-	20	(6)	(27)	-	(58)
Derivative financial instruments	(132)	(14)	66	-	(142)	9	(213)
Debt due within one year	**(1,405)**	**(270)**	**172**	**(6)**	**(378)**	**265**	**(1,622)**
Bank and other borrowings	(11,356)	(224)	973	-	242	224	(10,141)
Finance lease payables	(164)	-	-	-	19	-	(145)
Derivative financial instruments	(725)	(51)	40	-	97	60	(579)
Debt due after one year	**(12,245)**	**(275)**	**1,013**	**-**	**358**	**284**	**(10,865)**
	(7,929)	**(339)**	**(26)**	**(6)**	**348**	**325**	**(7,627)**

*These amounts relate to the net debt excluding Tesco Bank.

Note 10 Business combinations and other acquisitions

Business combinations

On 18 June 2010 the Group acquired the trade and certain assets and liabilities of 2 Sisters Food Group, Inc. for consideration of £52m. On 19 July 2010 the Group acquired 100% of the ordinary share capital of Wild Rocket Foods, LLC for consideration of £64m. The table below sets out the provisional analysis of the net assets acquired and the fair value to the Group in respect of these two acquisitions.

	Pre-acquisition carrying values	Fair value adjustment	Provisional fair values on acquisition
	£m	£m	£m
Non-current assets	45	(4)	41
Current assets	9	(1)	8
Current liabilities	(6)	(1)	(7)
Non-current liabilities	(8)	-	(8)
Net assets acquired	40	(6)	34
Goodwill arising on acquisition			82
			116
Consideration:			
Cash			45
Non-cash			71
Total consideration			116

The goodwill represents the benefit of supply chain efficiencies, production economies, the ability to develop new and innovative products and further third-party revenue potential.

Note 10 Business combinations and other acquisitions (continued)

Other acquisitions

On 18 May 2010 the Group acquired an additional 13% of the ordinary share capital of Greenergy International Limited for a cash consideration of £16m taking the Group's holding to 34%.

On 21 June 2010 the Group completed the acquisition of the remaining 10% of the ordinary share capital of dunnhumby Limited for a cash consideration of £44m. The difference between the fair value of consideration paid and the adjustment to non-controlling interests has been recorded in equity.

Note 11 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed as follows:

i) Trading transactions and balances

	Sales to related parties		Purchases from related parties		Amounts owed by related parties		Amounts owed to related parties	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Joint ventures	**96**	77	**213**	161	**7**	10	**27**	20
Associates	**-**	-	**607**	389	**-**	-	**34**	101

Sales to related parties consist of services/management fees and loan interest.

Purchases from related parties include £133m (last interim period - £101m) of rentals payable to the Group's joint ventures, including those joint ventures formed as part of the sale and lease back programme.

ii) Non-trading transactions and balances

	Sale and leaseback of assets		Loans to related parties		Loans from related parties		Injections of equity funding	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Joint ventures	**958**	458	**304**	297	**23**	24	**-**	6
Associates	**-**	-	**-**	-	**-**	-	**16**	-

A number of the Group's subsidiaries are members of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (accounts) Regulations 1993 ('Regulations') apply. The accounts for those partnerships have been consolidated into these accounts pursuant to Regulation 7 of the Regulations.

On 7 July 2010, the Group formed a limited partnership with Tesco Pension Trustees. The limited partnerships contain 41 stores which have been sold from and leased back to the Group. The Group sold assets for proceeds of £958m to the limited partnership. The Group's share of the profit realised from this transaction is included within profit arising on property-related items.

Note 11 Related party transactions (continued)

iii) Transactions with key management personnel

Only members of the Board of Directors of Tesco PLC are deemed to be key management personnel. It is the Board who have the responsibility for planning, directing and controlling the activities of the Group.

Transactions on an arm's length basis with Tesco Bank were as follows:

	Credit cards and personal loan balances		Saving deposit accounts	
	Number of key management personnel	£m	Number of key management personnel	£m
At 28 August 2010	**9**	-	**7**	-
At 29 August 2009	2	-	4	-

There were no other material transactions of balances between the Group and its key management personnel or their close family members.

During the interim period of the current financial year, no additional related parties transactions have taken place that have materially affected the financial position of the performance of the Group during that period. In addition, there were no material changes in the related parties transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the interim period of the current financial year.

Note 12 Contingent liabilities

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group. The Group recognises provisions for liabilities when it is more likely than not that a settlement will be required and the value of such a payment can be reliably estimated.

Tesco Bank
At 28 August 2010, Tesco Bank has commitments of formal standby facilities, credit lines and other commitments to lend, totalling £6.7bn (last interim period £6.2bn). The amount is intended to provide an indication of the volume of business transacted and not for the underlying credit or other risks.

The Financial Services Compensation Scheme (FSCS) is the UK statutory fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS has borrowed from HM Treasury to fund these compensation costs associated with institutions that failed in 2008 and will receive receipts from asset sales, surplus cash flow and other recoveries from these institutions in the future.

The FSCS meets its obligations by raising management expense levies. These include amounts to cover the interest on its borrowings and compensation levies on the industry. Each deposit-taking institution contributes in proportion to its share of total protected deposits. The levy is calculated based on deposit balances held as at 31 December in each year and as such, this is seen as the 'trigger event' under accounting rules.

If the FSCS does not receive sufficient funds from the failed institutions to repay HM Treasury in full it will raise compensation levies. At this time it is not possible to estimate the amount or timing of any shortfall resulting from the cash flows received from the failed institutions and, accordingly, no provision for compensation levies has been made in these financial statements.

Independent review report to Tesco PLC

Introduction

We have been engaged by the company to review the interim consolidated financial information in the half-yearly financial report for the 26 weeks ended 28 August 2010, which comprises the group income statement, the group statement of comprehensive income, the group balance sheet, the group statement of changes in equity, the group cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim consolidated financial information.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The interim consolidated financial information included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the interim consolidated financial information in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial information in the half-yearly financial report for the 26 weeks ended 28 August 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
4 October 2010
London

Note:

a) The maintenance and integrity of the Tesco PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Investor information

Registrar and shareholding enquiries

If you have any administrative enquiries about your holding of Tesco PLC shares (other than ADRs) please contact:
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
Telephone 0871 384 2977

Consolidated tax vouchers

If your dividend is paid directly into your bank or building society account you will receive one tax voucher each year. The consolidated tax voucher will be sent to you in December at the time that the interim dividend is paid and will cover both dividend payments in the tax year. This will help you to complete your tax return. This does not affect your dividends or the tax that you pay in any way. If you would prefer to receive a tax voucher with each dividend payment rather than one consolidated tax voucher each tax year, please call our shareholder helpline on 0871 384 2977. If your dividend is not currently paid directly to your bank or building society account and you would like to benefit from this service please contact Equiniti on 0871 384 2977 and they will be pleased to arrange this for you. By choosing to receive your dividends in this way you can avoid the risk of cheques getting lost in the post and ensure you receive your dividends on the payment day. Note: Consolidated Tax Vouchers are not available to institutional shareholders.

Tesco website

The Directors are responsible for the maintenance and integrity of the financial information on our website. This information has been prepared under relevant accounting standards and legislation. Tesco information, including this press release is available on our website: www.tesco.com.

Electronic communications

You can register for Shareview, a free online share information and dealing service operated by Equiniti. Once you have registered you can:

- check your shareholding
- access shareholder information
- elect to receive information electronically, getting quick access to these important documents and helping to save the environment by reducing the amount of paper used
- vote on the resolutions at the Annual General Meeting.

To register, log on to www.shareview.co.uk and click on 'register'. Your rights as a shareholder will not be affected in any way. If you have any questions about the service, please call 0871 384 2977.

Security reminder

Under the Companies Act 2006 we are obliged to hold the names and addresses of all shareholders on a register of members and give a copy of this list to the Registrar of Companies every year. The Registrar of Companies makes this list available to anyone who requests it and many companies use this information to market their services. We are aware that some of our shareholders have received unsolicited calls or correspondence from companies concerning investment matters. Tesco has no relationship with and does not endorse any of the services offered by these companies. Details of any facilities that we endorse are included in our communications. If you are concerned about any direct mailing or telephone calls purporting to be from Tesco, please contact us by writing to the Company Secretary, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL or by calling us on 01992 632222.

Customer services
Tesco Customer Services
Freepost SC02298
Dundee
DD1 9NF
Telephone 0800 505555

Investor relations
Investor Relations Department
Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL
Telephone 01992 646484

Secretary and registered office
Mr Jonathan Lloyd
Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Telephone 01992 632222

Financial Calendar	
	2010
Interim dividend: ex-dividend date	13 October
Interim dividend: record date	15 October
Interim dividend: payment date	24 December
	2011
Financial year-end	26 February
Results announced	April